

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-Mail
Mr. Robert Yates
Chief Executive Officer
The Pulse Beverage Corporation
11678 N Huron Street
Northglenn, CO 80234

Re: The Pulse Beverage Corporation
Form 10-K for the Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-53586

Dear Mr. Yates:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Form 10-K for the Year ended December 31, 2013
Item 8. Financial Statements and Supplementary Data, page 16
Statements of Operations, page 18

1.   We note that your cost of sales excludes depreciation and amortization expense and that you also present a gross margin figure which excludes the effects of these expenses. Please tell us how your presentation complies with the guidance in SAB Topic 11.B or provide revised disclosure to be included in future filings which

removes the gross profit subtotal and re-labels the costs of sales line item throughout the filing to indicate that it excludes depreciation and amortization.

2.   We note that you have classified asset impairments of $115,385 and $483,208 as non-operating expenses for the years ended December 31, 2013 and 2012 respectively. We also understand that the impairment charges relate to write downs of manufacturing and display equipment based on your discussion of your results of operations at page 13. Please explain your basis for classifying these costs as non-operating given that the related assets appear to be operational in nature. Refer to Rule 5-03(9) of Regulation S-X.

Item 9a. Controls and Procedures, page 27

3.   We note that your management assessed the effectiveness of your internal control over financial reporting as of December 31, 2013 using the COSO framework. However, your disclosure does not identify whether you applied the original 1992 COSO framework or the updated framework issued by COSO on May 14, 2013. In future filings or any amendment of this filing, please revise your disclosure to identify the framework you utilized to comply with Item 308(a)(2) of Regulation S-K. Provide us with your draft disclosures.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining